UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                          Cadillac Fairview Corporation
                          -----------------------------
                                (Name of Issuer)


                                  Common Shares
                                  -------------
                         (Title of Class of Securities)


                                    126929207
                                    ---------
                                 (CUSIP Number)


                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 12, 1999
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                       ---------------------
CUSIP NO. 126929207                                         PAGE 2 OF 20 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Goldman, Sachs & Co.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (A)  [  ]
                                                                       (B)  [X ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO/AF/WC
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                             [X ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          15,723,718
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    15,723,718
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  15,723,718
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                  BD-PN-IA
--------------------------------------------------------------------------------

--------------------                                       ---------------------
CUSIP NO. 126929207                                         PAGE 3 OF 20 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (A)  [  ]
                                                                       (B)  [X ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO/AF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                             [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          15,723,718
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    15,723,718
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  15,723,718
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                  HC-PN
--------------------------------------------------------------------------------

--------------------                                       ---------------------
CUSIP NO. 126929207                                         PAGE 4 OF 20 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WHCF Real Estate Limited Partnership
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (A)  [  ]
                                                                       (B)  [X ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                             [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          15,458,520
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    15,458,520
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  15,458,520
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  19.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

--------------------                                       ---------------------
CUSIP NO. 126929207                                         PAGE 5 OF 20 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Whitehall Street Real Estate Limited Partnership V
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (A)  [  ]
                                                                       (B)  [X ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         AF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                             [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          15,458,520
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    15,458,520
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  15,458,520
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  19.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

--------------------                                       ---------------------
CUSIP NO. 126929207                                         PAGE 6 OF 20 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         W.H. Advisors, L.P. V
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (A)  [  ]
                                                                       (B)  [X ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         AF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                             [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          15,458,520
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    15,458,520
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  15,458,520
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  19.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

CUSIP NO. 126929207                                         PAGE 7 OF 20 PAGES


Item 1.  Security and Issuer.

     This statement relates to the Common Shares (the "Shares") of Cadillac Fairview Corporation (the "Issuer"). The address of Issuer's principal executive offices is 20 Queen Street West, 5th Floor, Toronto, Ontario M5H 3R4.


Item 2.  Identity and Background

     This statement is being filed by Goldman, Sachs & Co. ("GS&Co."), The Goldman Sachs Group, L.P. ("GS Group"), WHCF Real Estate Limited Partnership ("WHCF"), Whitehall Street Real Estate Limited Partnership V ("Whitehall V") and WH Advisors, L.P. V ("WH Advisors" and, together with GS&Co., GS Group, WHCF and Whitehall V, the "Filing Persons").*

     The business address of each Filing Person is 85 Broad Street, New York, New York 10004.

     WHCF is a Delaware limited partnership that was formed for the purpose of investing in securities of the Issuer. Whitehall V, the 93.5% general partner of WHCF, is a Delaware limited partnership that was formed for the purpose of investing in debt and equity interests in real estate assets and businesses. WH Advisors, a Delaware limited partnership, acts as the sole general partner of Whitehall V.

     GS&Co., a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. GS Group, one of the general partners of GS&Co., owns a 99% interest in GS&Co. GS&Co. is the investment manager for Whitehall V. GS Group is a Delaware limited partnership and holding partnership that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The other general partner of GS&Co. is The Goldman, Sachs & Co. L.L.C. ("GS L.L.C."), which is wholly-owned by GS Group and The Goldman Sachs Corporation, a Delaware corporation ("GS Corp."). GS Corp. is the sole general partner of GS Group.

     The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of
(i) each director of GS Corp. and GS L.L.C. are set forth on Schedule I hereto and are incorporated herein by reference and (ii) each director and executive officer of WH Advisors, Inc. V, the sole general partner of

-------------

*Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934.

CUSIP NO. 126929207                                         PAGE 8 OF 20 PAGES


WH Advisors, are set forth on Schedule II hereto and are incorporated herein by reference.

     None of the Filing Persons, or to the best knowledge and belief of the Filing Persons, any of the individuals listed in Schedule I or Schedule II has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or, except as set forth in Schedule III to this Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     This Item 2 is qualified in its entirety by reference to Schedule I,
Schedule II and Schedule III which are attached hereto and incorporated into this Item by reference.


Item 3.  Source and Amount of Funds or Other Consideration.

     As a result of the July 31, 1995 reorganization of the Issuer, debt held in the Issuer's predecessor ("Old Debt") by WHCF was converted into 14,789,183 Shares and currently exercisable warrants ("Reorganization Warrants") to purchase an additional 669,337 Shares, all of which are directly and beneficially owned by WHCF.

     As a result of the 1995 reorganization of the Issuer, Old Debt held by GS&Co. was converted into 183,423 Shares and Reorganization Warrants to purchase an additional 62,000 Shares, all of which are directly owned beneficially by GS&Co.

     In addition, as of March 15, 1999, GS Group and GS&Co. may be deemed to beneficially own 19,775 Shares held in client accounts with respect to which GS&Co. or employees of GS&Co. have voting or investment discretion, or both ("Managed Accounts"). GS&Co. purchased these Shares in the ordinary course of its business on behalf of the Managed Accounts. GS&Co. and GS Group each disclaims beneficial ownership of Shares held in Managed Accounts.

     The funds used by WHCF to purchase the Old Debt were obtained from capital contributions from WHCF's partners. The funds used by GS&Co. to purchase the Old Debt came from its working capital. The funds for purchases for Managed Accounts came from client funds.

     None of the persons listed on Schedule I or Schedule II hereto has contributed any funds or other consideration towards the purchase of the securities of the Issuer, except insofar as they may have partnership interests in any of the Filing Persons (or investment partnerships that have

CUSIP NO. 126929207                                         PAGE 9 OF 20 PAGES


invested therein) and have made capital contributions to any of the Filing Persons (or investment partnerships that have invested therein), as the case may be.


Item 4.  Purpose of Transaction.

     The Filing Persons acquired and continue to hold the Shares reported herein for investment purposes. WHCF has entered into a Shareholders' Agreement among WHCF, Blackstone (defined below) and the Ontario Teachers' Pension Plan Board ("OTPPB", and collectively with WHCF and Blackstone, the "Investors"), dated as of July 31, 1995 and as amended on August 26, 1997 (the "Shareholders' Agreement"). "Blackstone" refers to the following entities: BRE/CF Equity Acquisition L.P., Blackstone Real Estate Partners II L.P., Blackstone Real Estate Partners IV L.P., Blackstone RE Capital Partners II L.P. and Blackstone CF Equity Acquisition L.P. A copy of the Shareholders' Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The Filing Persons disclaim that WHCF, Blackstone and OTPPB constitute a "group" for purposes of the U.S. securities laws. However, this Schedule 13D is being filed in response to the purchase of Shares by OTPPB in the preceding 12 months in excess of two per centum of the total outstanding Shares.

     Pursuant to the Shareholders' Agreement, the Investors have agreed to vote their Shares to elect a board of directors consisting of 13 directors, three directors to be nominated by WHCF, two directors to be nominated by OTPPB and one director to be nominated by Blackstone. The right to nominate individuals to the Issuer's board of directors is dependent on the parties maintaining certain levels of Share ownership. WHCF is entitled to nominate three directors so long as it continues to hold at least 15% of the Shares, two directors so long as it continues to hold at least 10% of the Shares and one director so long as it holds at least 3% of the Shares. If Blackstone ceases to have a nominee on the Issuer's board of directors and if at such time OTPPB holds at least as many Shares as WHCF, then OTPPB is entitled to increase the number of directors which it is otherwise entitled to nominate by one. WHCF's current nominees to the Issuer's board of directors are Daniel Neidich, Ralph Rosenberg and John P. Curtin. Mr. Neidich and Mr. Rosenberg are Managing Directors of GS&Co. Mr. Curtin is Chairman of Goldman Sachs Canada Inc.

     The Shareholders' Agreement provides that if a vacancy in the Issuer's board of directors arises, and the vacating director was a nominee of one of the Investors, the Investor who nominated such vacating director is entitled to nominate an individual to be appointed by the board of directors as a director to replace such vacating director.

     The Shareholders' Agreement does not restrict a party's ability to sell, assign, transfer or otherwise dispose of its interest in the Shares, and third party transferees may,

CUSIP NO. 126929207                                         PAGE 10 OF 20 PAGES


but are not required to, become parties to the Shareholders' Agreement.

     The Shareholders' Agreement continues in force until the earliest of (i) the date upon which none of the Investors owns 5% or more of the then outstanding Shares; (ii) the date upon which the agreement is terminated in writing among each party who is at such time a holder of not less than 7% of the then outstanding Shares; (iii) the fifth anniversary of the date of the agreement; and (iv) the date upon which the agreement is terminated in writing by each of the parties thereto.

     WHCF has entered into a letter agreement among the Issuer, the Investors and TCW Asset Management Company as agent and on behalf of certain funds and accounts, dated as of March 3, 1999, (the "Letter Agreement"). A copy of the Letter Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

     Under the terms of the Letter Agreement, each of the parties thereto agrees with each other party thereto and the Issuer that during the term of the Letter Agreement, without the prior written consent of each other party thereto, including the Issuer, no party thereto will (i) acquire or sell directly or indirectly any interest in any Shares other than in the ordinary course of a broker-dealer and, in the case of WHCF, other than certain asset management business of GS Group; (ii) join any group of persons "acting jointly or in concert" with respect to a purchase of Shares, other than any group that may be deemed to exist among the parties thereto by virtue of the Letter Agreement or the Shareholders' Agreement;(iii) arrange or participate in any financing for the purchase of any Shares other than in the ordinary course of a broker-dealer and, in the case of WHCF, other than certain asset management business of GS Group; (iv) solicit the security holders of the Issuer other than in the ordinary course of a broker-dealer and, in the case of WHCF, other than certain asset management business of GS Group; (v) enter into any new agreement regarding the holding, voting or disposition of Shares; or (vi) solicit or enter into any negotiation with any other person with respect to any merger, amalgamation or other business combination with or involving the Issuer or any tender offer, takeover bid or exchange offer for securities of the Issuer, or disclose an intent to take such an action, or assist any other person in taking such an action.

     The Letter Agreement continues in force until the earliest of (i) the 30th day following the date thereof; (ii) the 7th day following receipt by each of the parties thereto of notice from any party thereto terminating such party's obligations thereunder; and (iii) the effective date of any shareholder rights plan agreement involving the Issuer.

     The foregoing descriptions in this Statement of the Shareholders' Agreement and the Letter Agreement are

CUSIP NO. 126929207                                         PAGE 11 OF 20 PAGES


qualified in their entirety by reference to the Shareholders' Agreement and the Letter Agreement, copies of which are filed as Exhibits 1 and 2 hereto, respectively, and are incorporated herein by reference. Except as described in this Item 4 and below in Item 6, none of the Filing Persons or, to the knowledge of each of the Filing Persons, any of the persons listed on Schedules I or II hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

     Except as set forth in this Item 4, WHCF has no present plans or proposals that relate to or that would result in any of the actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D.

     Each of the Filing Persons expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Filing Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, the Filing Persons may purchase additional Shares or may sell Shares from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in, or to obtain greater exposure to, the Shares or other securities. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of any of their Shares by the Securities Act of 1933, as amended. To the knowledge of each Filing Person, each of the persons listed on Schedules I and II hereto may make the same evaluation.


Item 5.  Interest in Securities of the Issuer.

     (a) As of March 15, 1999, WHCF beneficially owns, and its general partner, Whitehall V may be deemed to beneficially own, and the general partner of Whitehall V, WH Advisors, may be deemed to beneficially own, 15,458,520 Shares through WHCF's direct ownership of 14,789,183 Shares and Reorganization Warrants exercisable for 669,337 additional Shares. Pursuant to information provided by the Issuer, 77,371,893 Shares and warrants to purchase 5,457,794 Shares were outstanding as of January 31, 1999. Based on such information, the Shares and Reorganization Warrants beneficially owned by WHCF, Whitehall V and WH Advisors as of the close of business on March 15, 1999 represent approximately 19.8% of the Shares reported to be outstanding as of January 31, 1999 (as calculated in accordance with Rule 13d-3(d)(1)). Assuming the exercise of all outstanding warrants of the Issuer, the Shares and Reorganization Warrants beneficially owned by WHCF, Whitehall V and WH

CUSIP NO. 126929207                                         PAGE 12 OF 20 PAGES


Advisors as of the close of business on March 15, 1999 represent approximately 18.7% of the Shares.

     As of March 15, 1999, GS&Co. and GS Group beneficially own 15,723,718 Shares including (i) 15,458,520 Shares beneficially owned by WHCF as described above, (ii) 245,423 Shares beneficially owned by GS&Co. through GS&Co.'s direct ownership of 183,423 Shares and Reorganization Warrants exercisable for 62,000 additional Shares, and (iii) 19,775 Shares held in Managed Accounts. Based on information provided by the Issuer, the Shares and Reorganization Warrants beneficially owned by GS&Co. and GS Group as of the close of business on March 15, 1999 represent approximately 20.1% of the Shares reported to be outstanding as of January 31, 1999 (as calculated in accordance with Rule 13d-3(d)(1)). Assuming the exercise of all outstanding warrants of the Issuer, the Shares and Reorganization Warrants beneficially owned by GS&Co. and GS Group as of the close of business on March 15, 1999 represent approximately 19.0% of the Shares. GS&Co. and GS Group each disclaims beneficial ownership of Shares held in Managed Accounts.

     None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I or II hereto, beneficially owns any Shares other than as set forth herein.

     (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of Shares beneficially owned by such Filing Person as indicated on the attached cover pages.

     (c) Schedule IV sets forth transactions in the Shares which have been effected during the period from November 13, 1998 through March 15, 1999, all of which were effected in the ordinary course of business on behalf of Managed Accounts. The transactions in the Shares, described in Schedule IV, were effected by GS&Co. on the New York Stock Exchange.

     Except as set forth on Schedule IV, no transactions in the Shares were effected by the Filing Persons, or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I or Schedule II hereto, during the period from November 13, 1998 through March 15, 1999.

     (d) Except for clients of GS&Co. who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares held in accounts with respect to which GS&Co. or employees of GS&Co. have voting or investment discretion, or both, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by any Filing Person.

CUSIP NO. 126929207                                         PAGE 13 OF 20 PAGES


         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described in Item 4 and below, the Filing Persons have no contract, arrangement, understanding or relationship with any other person regarding the Shares, including but not limited to transfer or voting of any of such Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

     On May 10, 1995, an affiliate of GS Group entered into a swap arrangement, as amended, with The Toronto-Dominion Bank ("Toronto-Dominion") under which Toronto-Dominion receives from such affiliate upon quarterly settlement a cash payment of an amount based on a floating rate of interest on a nominal amount in return for a payment to such affiliate in cash, of an amount equal to all dividends and any appreciation in the price of 5,255,004 Shares and 238,123 warrants exercisable for the purchase of Shares. Such affiliate's obligations under the swap arrangement are guaranteed by GS Group.


Item 7.  Materials to be Filed as Exhibits.

         1. Shareholders' Agreement dated as of July 31, 1995, as amended on August 26, 1997.

         2.    Letter Agreement, dated as of March 3, 1999.

         3.    Joint Filing Agreement

CUSIP NO. 126929207                                         PAGE 14 OF 20 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 17, 1999



GOLDMAN, SACHS & CO.                         THE GOLDMAN SACHS GROUP,
                                              L.P.


By: /S/ Hans L. Reich                        By: /S/ Hans L. Reich
    ------------------------                     ----------------------------
Name:  Hans L. Reich                         Name:  Hans L. Reich
Title: Attorney-in-fact                      Title: Attorney-in-fact

WHCF REAL ESTATE LIMITED                     WH ADVISORS, L.P. V
PARTNERSHIP


By: /S/ Hans L. Reich                        By:  /S/ Hans L. Reich
    ------------------------                     ----------------------------
Name:  Hans L. Reich                         Name:  Hans L. Reich
Title: Attorney-in-fact                      Title: Attorney-in-fact

WHITEHALL STREET REAL ESTATE
LIMITED PARTNERSHIP V


By:  /S/ Hans L. Reich
     -----------------------
Name:  Hans L. Reich
Title: Attorney-in-fact

CUSIP NO. 126929207                                         PAGE 15 OF 20 PAGES


                                   SCHEDULE I
                                   ----------


     The name of each director of The Goldman Sachs Corporation and The Goldman, Sachs & Co. L.L.C. is set forth below.

     The business address of each person listed below except John L. Thornton is 85 Broad Street, New York, NY 10004. The business address of John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is as a managing director of Goldman, Sachs & Co. or another Goldman Sachs operating entity.


         Jon Z. Corzine

         Henry M. Paulson, Jr.

         Robert J. Hurst

         John A. Thain

         John L. Thornton

CUSIP NO. 126929207                                         PAGE 16 OF 20 PAGES


                                   SCHEDULE II
                                   -----------


     The name, position and present principal occupation of each director and executive officer of WH Advisors, Inc. V, the sole general partner of WH Advisors, L.P. V, which is the sole general partner of Whitehall Street Real Estate Limited Partnership V, are set forth below.

     The business address of all the executive officers and directors listed below except G. Douglas Gunn, Todd A. Williams, Angie D. Madison, Elizabeth A. O'Brien, Simon T. Blaxland and Nikunj N. Shah is 85 Broad Street, New York, New York 10004. The business address of G. Douglas Gunn, Todd A. Williams and Angie
D. Madison is 100 Crescent Court, Suite 1000, Dallas, TX 75201. The business address of Simon T. Blaxland and Nikunj N. Shah is 133 Fleet Street, London EC4A 2BB, England. The business address of Elizabeth A. O'Brien is 3 Garden Road, Central, Hong Kong.

     Except for Brahm S. Cramer, who is a Canadian citizen, Simon T. Blaxland, who is a British citizen, Nikunj N. Shah, who is a Tanzanian citizen and Zubin
P. Irani, who is an Indian citizen, all executive officers and directors listed below are United States citizens.



                                                          Present Principal
Name                      Position                        Occupation
----                      --------                        --------------------

Rothenberg, Stuart M.     Director/Vice                   Managing Director of
                          President                       Goldman, Sachs & Co.

Neidich, Daniel M.        President                       Managing Director of
                                                          Goldman, Sachs & Co.

O'Brien, Elizabeth A.     Vice President/                 Vice President of
                          Assistant                       Goldman Sachs (Asia)
                          Secretary                       L.L.C.

Weil, David M.            Vice President                  Managing Director of
                                                          Goldman, Sachs & Co.

Rosenberg, Ralph F.       Vice President/                 Managing Director of
                          Assistant                       Goldman, Sachs & Co.
                          Secretary

Williams, Todd A.         Vice President/                 Managing Director of
                          Assistant                       Goldman, Sachs & Co.
                          Secretary/
                          Assistant
                          Treasurer

CUSIP NO. 126929207                                         PAGE 17 OF 20 PAGES


Naughton, Kevin D.        Vice President/               Vice President of
                          Secretary/                    Goldman, Sachs & Co.
                          Treasurer

Siskind, Edward M.        Vice President/               Managing Director of
                          Assistant                     Goldman, Sachs & Co.
                          Treasurer

Klingher, Michael K.      Vice President                Managing Director of
                                                        Goldman, Sachs & Co.

Gunn, G. Douglas          Vice President/               Vice President of
                          Assistant                     Goldman, Sachs & Co.
                          Secretary

Lahey, Brian J.           Vice President/               Vice President of
                          Assistant                     Goldman, Sachs & Co.
                          Treasurer

Kava, Alan S.             Vice President                Vice President of
                                                        Goldman, Sachs & Co.

Feldman, Steven M.        Vice President                Managing Director of
                                                        Goldman, Sachs & Co.

Madison, Angie D.         Vice President/               Vice President of
                          Assistant                     Goldman, Sachs & Co.
                          Secretary

Weiss, Mitchell S.        Assistant                     Vice President of
                          Treasurer                     Goldman, Sachs & Co.

Cramer, Brahm S.          Vice President/               Vice President of
                          Assistant                     Goldman, Sachs & Co.
                          Secretary

Lauer, Kate               Vice President/               Vice President of
                          Assistant                     Goldman, Sachs & Co.
                          Secretary

Mortelliti, Josephine     Vice President                Vice President of
                                                        Goldman, Sachs & Co.

Sack, Susan L.            Vice President                Vice President of
                                                        Goldman, Sachs & Co.

Blaxland, Simon T.        Vice President                Vice President of
                                                        Goldman Sachs
                                                        International

Shah, Nikunj N.           Vice President                Vice President of
                                                        Goldman Sachs
                                                        International

Burban, Elizabeth M.      Vice President/               Vice President of
                          Assistant                     Goldman, Sachs & Co.
                          Secretary

Bernstein, Ronald L.      Assistant Vice                Associate of
                          President/                    Goldman, Sachs & Co.
                          Assistant
                          Secretary

CUSIP NO. 126929207                                         PAGE 18 OF 20 PAGES


Irani, Zubin P.           Assistant Vice                Associate of
                          President/                    Goldman, Sachs & Co.
                          Assistant
                          Secretary

CUSIP NO. 126929207                                         PAGE 19 OF 20 PAGES


                                  SCHEDULE III
                                  ------------


     In Securities and Exchange Commission Administrative Proceeding File No. 3-8282 In the Matter of Goldman, Sachs & Co., Goldman, Sachs & Co., (the "Firm"), without admitting or denying any of the SEC's allegations, settled administrative proceedings involving alleged books and records and supervisory violations relating to eleven trades of U.S. Treasury securities in the secondary markets in 1985 and 1986. The SEC alleged that the Firm had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise activities relating to the aforementioned trades in violation of Section 15(b)(4)(E) of the Exchange Act.

     The Firm was ordered to cease and desist from committing or causing any violation of the aforementioned sections of the Exchange Act, pay a civil money penalty to the SEC in the amount of $250,000 and establish policies and procedures reasonably designed to assure compliance with Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.

CUSIP NO. 126929207                                         PAGE 20 OF 20 PAGES


                                   SCHEDULE IV
                                   -----------


                          Cadillac Fairview Corporation
                               Cusip No. 126929207


Purchases      Sales      Price         Trade Date          Settlement Date
--------------------------------------------------------------------------------
                500      18.875         20-Nov-98                25-Nov-98
              1,000      18.875         23-Nov-98                27-Nov-98
                500      16.9375         8-Dec-98                11-Dec-98
              1,000      18.0625        28-Dec-98                31-Dec-98
                500      17.9375        16-Feb-99                19-Feb-99
                750      17.0625         8-Mar-99                11-Mar-99